BREAKTHROUGH ELECTRONICS, INC.
                          3170 West Sahara, Suite D-21
                             Las Vegas, Nevada 89102

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                                 PROXY STATEMENT

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         This Proxy  Statement  is  furnished to  shareholders  of  BREAKTHROUGH
ELECTRONICS, INC., a Nevada corporation (the "Company"), in connection with its special meeting of shareholders (the "Special Meeting") to be held on November 22, 1999, at 657 Third Street, San Francisco, California 94107, at 11:00 a.m., Pacific Standard Time, and at any adjournment(s) thereof. This Proxy Statement and the notice of Special Meeting are first being mailed to shareholders on or about November 10, 1999.

         A PROXY FOR USE AT THE SPECIAL MEETING IS ENCLOSED. ANY SHAREHOLDER WHO EXECUTES AND DELIVERS A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE ITS EXERCISE BY FILING WITH THE SECRETARY OF THE COMPANY AN INSTRUMENT REVOKING IT OR A DULY EXECUTED PROXY BEARING A LATER DATE. IN ADDITION, A SHAREHOLDER MAY REVOKE A PROXY PREVIOUSLY EXECUTED BY HIM BY ATTENDING THE SPECIAL MEETING AND ELECTING TO VOTE IN PERSON.

         Proxies are being solicited by management. The cost of this solicitation will be borne by the Company. Solicitation will be primarily by mail, but may be made by telephone, telegraph, or personal contact by certain officers and employees of the Company who will not receive any compensation therefor.

         Only holders of record of the 710,000 shares of common stock of the Company outstanding as of October 20, 1999 (the "Record Date"), are entitled to vote at the Special Meeting. Each holder of common stock has the right to one vote for each share of the Company's common stock owned. Cumulative voting for the election of directors or for any other purpose is not provided for. Stock representing one-half of the voting power of the 710,000 shares of the Company's common stock outstanding on the Record Date, must be represented at the Special Meeting to constitute a quorum for conducting business.

         At the Special Meeting, the shareholders will consider and vote on the following proposals:

         (1) To authorize and approve the Agreement and Plan of Merger dated as of November 10, 1999 (the "Agreement"), by and between the Company, a wholly-owned subsidiary of the Company, and Digital DJ, Inc. ("DDJ"), a California corporation, and the transactions contemplated thereby. Under the terms of the Agreement, a wholly-owned subsidiary of the Company will be merged into DDJ, DDJ will become a wholly-owned subsidiary of the Company in a tax-free


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reorganization;  the  Company  will  issue a total of  approximately  15,956,000 shares of common stock, par value $0.001 per share, to the DDJ shareholders, and outstanding warrants and options of DDJ will be converted into warrants and options to purchase up to an additional 1,102,500 shares of common stock of the Company;

         (2) To adopt and approve a proposed amendment to the Articles of Incorporation of the Company which changes the name of the Company to "Digital DJ, Inc.," or some derivation thereof as the Board of Directors may determine;

         (3) To elect Yasuhiko Ohmori, Tsutomu Takahisa, and Koyo Hasegawa, designees of DDJ, as Directors of the Company, to serve until the next annual meeting or until their successors are duly elected and qualified; and

         (4) To transact such other business as may properly come before the special meeting.

         The above proposals numbered (1) through (3) must all be approved for any to be approved. If any such proposal is not approved, the remaining proposals will be rendered null and void, and no action will be taken with respect thereto.

         In connection with the proposed reorganization, each shareholder who properly dissents from the reorganization and complies with the applicable provisions of the Nevada Revised Statutes, will be entitled to receive the fair cash value of his or her shares of the Company (See "PROPOSED REORGANIZATION:
Dissenter's Rights").

         Officers, directors and certain other shareholders who hold in excess of a majority of the issued and outstanding shares of common stock of the Company, have indicated their intention to vote in favor of the proposals. As a result, no additional shares voting in favor of the proposals will be needed for all of the proposals to be approved.

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               SELECTED AND SUMMARY INFORMATION ABOUT THE COMPANY
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GENERAL HISTORY

         Breakthrough Electronics, Inc. (the "Company"), a Nevada corporation, has been inactive for several years. Over the past two years, the Company has been undertaking efforts to reactivate its business, update its corporate filings, and to seek a business opportunity for acquisition or involvement by the Company. These efforts ultimately resulted in the Agreement and Plan of Merger, and proposed reorganization with Digital DJ, Inc., described below.

         The Company was organized as a Nevada corporation on July 31, 1986, under the name "Golden Queens Mining Co.," to engage in mining exploration on



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certain placer mining claims in Esmeralda  County,  Nevada.  In June,  1987, the
Company changed its name to "Breakthrough Electronics, Inc." in connection with a change in the Company's business direction after acquiring from its then President, the rights to an electronic device known as the "Phoneguard," a technology capable of screening telephone calls. In November, 1987, the Company completed a public offering of a total of Units, consisting of shares of common stock and stock purchase warrants, resulting in net proceeds of $446,500. After the Company received an additional amount of approximately $6,100 from the exercise of warrants, all remaining unexercised warrants expired. The Company focused its efforts over the next few years on developing and marketing this product and other electronic products. The Company was ultimately forced to terminate these efforts due to operating losses and lack of funding.

         For the past several years, the Company has been inactive, except for certain efforts to reactivate the Company's business. Over the past several years, the Company has generated no revenue and has no material assets or liabilities.

         During 1998, the Company appointed new management, consisting of Lawrence Sapperstein, Lawrence Grobstein and Anthony Adimey; raised a small amount of capital to cover its operating expenses, in exchange for the issuance of restricted common stock; obtained consents from a majority of stockholders authorizing a reverse split of the Company's common stock, on a 1 for 100 basis, which split became effective in February 1999; and prepared updated financial statements covering the past several quarters, for the preparation and filing of periodic reports with the U.S. Securities & Exchange Commission.

         After reviewing a number of possible business opportunities, in September of 1999, the Company commenced discussions with representatives of Digital DJ, Inc. ("DDJ"). DDJ has developed a design for a mobile radio-type device which will automatically provide visual information generated by FM radio stations to listeners (See detailed business discussion under "PROPOSED REORGANIZATION.")

SUMMARY OF PROPOSED REORGANIZATION

         As a result of recent negotiations with DDJ, the Company and its wholly-owned subsidiary, Digital DJ Subsidiary, Inc., a Nevada corporation (the "Subsidiary"), have entered into an Agreement and Plan of Merger with DDJ dated November 8, 1999 (the "Agreement"), providing for the acquisition of DDJ by the Company in exchange for the issuance of a controlling interest in the Company's common stock to the DDJ shareholders. Pursuant to the terms of the Agreement, the Subsidiary will be merged with and into DDJ with DDJ being the surviving entity. In connection with the reorganization, the Company will acquire one hundred percent of the stock of DDJ in exchange for the issuance of shares to the DDJ shareholders, on a one-for-one basis, or a total of approximately 15,956,000 shares of the Company's common stock, and an additional 1,102,500 shares issuable under outstanding warrants and options of DDJ, will be converted into similar warrants and options to purchase the same number of shares of the Company. As a result, if the reorganization is completed, DDJ will become a




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wholly-  owned  subsidiary  of the Company,  and the DDJ  shareholders  will own approximately 15,956,000 shares, or approximately 95.7% of the Company's total of approximately 16,666,536 shares of common stock issued and outstanding
following   the  closing  of  the   reorganization   (which  will   increase  to
approximately 96% if all outstanding warrants and options are exercised).

         The Agreement also provides that the shareholders will consider and vote on proposals to: (a) adopt an Amendment to the Articles of Incorporation which will change the Company's name to "Digital DJ, Inc.," or some derivation thereof; and, (b) elect the nominees of DDJ as Directors of the Company. (See "PROPOSED REORGANIZATION," "PROPOSED AMENDMENT OF THE ARTICLES OF INCORPORATION" and "PROPOSAL TO ELECT DIRECTORS.")

MANAGEMENT

         The names of the Company's current executive Officers and Directors and the positions held by each of them are set forth below:

                   Name                       Position with the Company
                   ----                       -------------------------

                  Lawrence Sapperstein        President and Chairman

                  Lawrence Grobstein          Secretary and Director

                  Anthony Adimey              Treasurer and Director

         The Company's Officers and Directors have served in such positions since 1998. Such persons will not stand for reelection at the Special Meeting.

         In connection with the proposed reorganization with DDJ, Yasuhiko Ohmori, Tsutomu Takahisa, and Koyo Hasegawa, designees of DDJ, have been nominated for election as Directors of the Company. Certain biographical information with respect to each of such persons is set forth herein under the caption "PROPOSAL TO ELECT BOARD OF DIRECTORS". If such persons are elected as Directors, it is anticipated that Tsutomu "Tom" Takahisa will be elected as President, Secretary and Chief Financial Officer of the Company following the reorganization. It is also anticipated that other officers of the Company will be elected in a meeting of the newly elected board members shortly following the completion of the reorganization.

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         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
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         The  following  table sets  forth as of the  Record  Date the number of shares  of the  Company's  common  stock,  par value  $0.001,  held of record or




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beneficially  by each person who held of record,  or was known by the Company to own beneficially, more than 5% of the Company's common stock, and the name and shareholdings of each executive officer and Director, and all Officers and Directors as a group, and the percentage to be held by each nominee to the Board of Directors and by all nominees as a group: (See "PROPOSED REORGANIZATION"):


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

Name and Address of 5%                                   Number                                    After Exchange (2)(3)
Shareholders, and Name of                              of Shares         Percent of                   Number of          Percent
Officers, Directors and Nominees                        Owned(1)          Class(1)                  Shares Owned        Of Class
--------------------------------                        --------          --------                -------------------    ---------
Principal Shareholders:
----------------------
Lawrence Grobstein                                      200,000             28.15                       200,000           1.20
Kirby Cochran                                            80,000             22.26                        80,000            .48
Roger P. Lund                                            51,199              7.21                        51,199            .31
James C. Lewis                                           40,000              6.00                        40,000            .24
Officers and Directors:
----------------------
Lawrence Sapperstein                                      5,000               .70                         5,000            .03
Lawrence Grobstein                                    ----------------------------See Above-----------------------------------
Anthony Adimey                                            6,000               .84                         6,000            .04
All Officers and Directors
--------------------------
 as a Group (3 persons):                                211,000             29.69                       211,000           1.26
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Nominees for Election:
---------------------
Yasuhiko Ohmori                                               0                 0                 500,010(1)(2)           3.00
Tsutomu Takahisa                                              0                 0               4,235,792(1)(3)          25.41
Koyo Hasegawa                                                 0                 0                  10,144(1)(4)            .06
All Nominees for Election
  as a Group (3 persons):                                     0                 0         4,745,946(1)(2)(3)(4)          28.47
------------------------


(1) These figures do not give effect to the possible exercise of outstanding warrants and options of DDJ, which will be converted into like warrants and options of the Company in connection with the reorganization. (See "PROPOSED REORGANIZATION: Terms of the Reorganization.")

(2) Consists of shares owned by Ohmac, a company of which Mr. Ohmori is a principal.

(3) Does not include a total of 937,495 shares held by various relatives of Mr. Takahisa. These figures also do not give effect to the possible exercise of warrants to purchase a total of 84,000 shares of DDJ common stock, held by

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relatives of Mr.  Takahisa,  which will be converted  into like  warrants of the
Company in connection with the  reorganization.  (See "PROPOSED  REORGANIZATION:
Terms of the Reorganization.")

(4) Does not include or give effect to the possible exercise of options held by Mr. Hasegawa, entitling him to purchase a total of 487,500 of DDJ common stock, at an exercise price of $1.40, of which 300,000 shares are vested, and the remaining 187,500 shares will be vested and/or are exercisable over the next sixty (60) days. In connection with the reorganization, these options will be converted into options to purchase shares of common stock of the Company on the same terms. Also, this does not include or give effect to the possible exercise of warrants held by Mr. Hasegawa, entitling him to purchase a total of 9,000 shares of DDJ common stock at an exercise price of $1.00 per share, which will be converted into a similar warrant of the Company in connection with the reorganization. (See "PROPOSED REORGANIZATION: Terms of the Reorganization.")

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                      MARKET FOR THE COMPANY'S COMMON STOCK
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         There is currently only a very limited  trading market in the Company's common stock. The Company's shares of common stock are eligible for quotation on the OTC Bulletin Board under the symbol "BKEL."

         As of the date of this Proxy Statement, there are approximately 380 holders of record of the Company's common stock, as reported by the Company's transfer agent.

         Since inception, the Company has declared no dividends on its common stock, and no dividends are contemplated in the foreseeable future.

         Interwest Transfer Company, Inc., 1981 East Murray-Holladay Boulevard, Holladay, Utah 84117, is the Company's registrar and transfer agent.

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                            DESCRIPTION OF SECURITIES
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COMMON STOCK

         The Company's Articles of Incorporation, as amended, authorize the issuance of a total of 50,000,000 shares of common stock, par value $0.001, of which a total of 710,536 shares of common stock are issued and outstanding.

         The shares of common stock have no pre-emptive or other subscription rights, have no conversion rights, and are not subject to redemption. The holders of shares of common stock are entitled to one vote for each share held. The common stock has non-cumulative voting rights.


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         The  Company   does  not   presently   have  any  warrants  or  options
outstanding. If the reorganization with DDJ is completed, the Company will convert all DDJ warrants and options to like warrants and options of the Company. (See "PROPOSED REORGANIZATION.")

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                             PROPOSED REORGANIZATION
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INTRODUCTION

         The Company and its wholly-owned subsidiary have entered into a Agreement and Plan of Merger (the "Agreement") with Digital DJ, Inc. ("DDJ"), a California corporation, providing for the acquisition of DDJ in a tax-free reorganization (the "reorganization"), in exchange for the issuance of a controlling interest in the Company to the DDJ shareholders. As described under "Business of DDJ" below, DDJ is in the process of developing hardware and software technology to allow for access, via a radio-like device located in motor vehicles, to visually digitalize data which FM radio stations transmit. If the reorganization described below is consummated, DDJ designees will become the new management of the Company, and the business of DDJ will become the new business of the Company.

TERMS OF THE REORGANIZATION

         Under the terms of the Agreement, the Company will merge its wholly-owned subsidiary into DDJ, with DDJ being the surviving entity. In connection with such merger, the outstanding shares of common stock of DDJ will be converted, on a one-for-one basis, into a total of approximately 15,956,000 restricted shares of common stock of the Company at closing. In addition, a total of 1,102,500 shares of common stock reserved for issuance under outstanding warrants and options of DDJ, will be converted into warrants and options of the Company, on the same terms, entitling the holders to purchase the same number of shares of the Company. As a result, if the reorganization is completed, DDJ will be a wholly-owned subsidiary of the Company, and the DDJ shareholders will hold approximately 95.7% of a total of approximately 16,666,536 shares of common stock of the Company which will be issued and outstanding immediately following the closing of the reorganization, and approximately 96% of the then issued and outstanding shares of the Company if all outstanding warrants and options are exercised.

         The Agreement also provides that the Company's shareholders will vote on proposals to (a) approve an amendment to the Company's Articles of Incorporation, which changes the name of the Company to "Digital DJ, Inc." or some derivation thereof as the board of directors may determine; and (b) elect Yasuhiko Ohmori, Tsutomu Takahisa, and Koyo Hasegawa, designees of DDJ, as the board of directors of the Company. (See "PROPOSAL TO ELECT BOARD OF DIRECTORS" and "PROPOSED AMENDMENT OF THE ARTICLES OF INCORPORATION," below).


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         The consummation of the  transactions  contemplated by the Agreement is subject to the accuracy of the representations made by the parties, the approval of the transaction by the shareholders of both DDJ and the Company, and certain other conditions.

         Warrants and Options
         --------------------

         As indicated above, DDJ has granted to approximately nineteen (19) of its shareholders, warrants to purchase an aggregate of 615,000 shares of DDJ common stock. The warrants are all exercisable at any time before July 31, 2000, at an exercise price of $0.70 per share, with respect to 450,000 shares exercisable under outstanding warrants, and $1.00 per share with respect to the remaining 165,000 shares exercisable under outstanding warrants. As described above, in connection with the reorganization, the outstanding DDJ warrants will be converted into warrants to purchase shares of common stock of the Company, at the same exercise price(s) and on the same terms.

         Koyo Hasegawa, a nominee for election to the board of directors, has been granted options to purchase a total of 487,500 shares of common stock of DDJ at a price of $1.40 per share. A total of 300,000 shares under the option have vested; the remaining 187,500 shares vest in January, 2000. In connection with the reorganization, these options will be converted to an option to purchase the same number of shares of the Company's common stock.

BUSINESS OF DDJ

         General
         -------

         DDJ was organized as a California corporation in May, 1997, to design and develop information technologies for application in the "mobile environment." DDJ is the developer of a technology which is designed to provide up to the minute information from FM radio stations.

         The Internet has become the major player over the last three years in the new era of "The Information Super Highway." At the same time, personal agent software employing "on- demand" push technology has become a dominant player in the wired world for those who want to get personal and customized information from the Internet. Now the need for the information exists and is expanding in the mobile environment. DDJ will be seeking to satisfy the need for rapidly growing personalized information services, specializing in Mobile Information Services, Internet Music Downloading, and ITS (Intelligent Transportation System), by providing the necessary software and hardware platforms which can receive up-to-the-minute information from FM radio.

         Wireless is the solution for today's rapidly changing environment. However, when listening to the radio in a mobile environment, listeners often have a problem getting the exact information on the radio. For example, a listener is unable to obtain address and telephone numbers of the sponsors of

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radio ads, or up-to-the-minute stock, traffic or sports information. Most of the song titles and artists' names are impossible to know since the radio disc jockey does not give the desired information to the listener in a timely fashion.

         Especially in the automobile, people are in constant need of up-to-the-minute traffic information wherever they go. Certain transitions from "on-line" to "off-line" are happening with the growth of alphanumeric pages, cellular services and personal digital assistants (PDAs). DDJ proposes to address the needs of the drivers via its FM DataCasting System. DDJ believes that its receiver and information services can provide the solutions for the FM radio industry and its customers. As designed, when using a DDJ receiver unit, people can see the information from the radio on the screen which will always show them a variety of information such as the song and artist, event and movie schedules, stock market news, and real-time traffic information. Once the automatic information filtering system is fully developed, this information will be broadcast 24 hours a day and 7 days a week without any human involvement.

         DDJ believes that it (or its licensees) will be able to integrate all updated information from major information providers and store it in its Information Center Database to be delivered upon each radio station's request. Information such as news, weather, traffic, sports, events, etc., will be available through the DDJ (or its licensees) Information Center.

         In this environment, DDJ has developed an operating system that is believed to be both user friendly and very low cost to start the FM subcarrier information services. Each radio station will be able to choose categories of information from the DDJ (or its licensees) Information Center, based on their program format, and simply set the program time for datacasting each category of information. Updated information will then be delivered from DDJ according to the program log. The selected categories of information are then sent from the DDJ (or its Licensees) Information Center to the DDJ Information Work Bench
(DIWB) at the station and broadcast to the listeners automatically.

         These high-speed data receivers are AM/FM stereo radios that receive FM subcarrier data information broadcast from FM radio stations.

         The Market
         ----------

         Target Market. DDJ can target gigantic industry and consumer markets, such as (a) Radio Broadcasting Industry, (b) ITS-Car Navigation System, (c) Audio Visual (Radio) Equipment, and (d) Personal Computer and PDA.

         Radio Broadcasting Industry. In European countries, major broadcasters successfully implement RDS (Radio Data System), which is the old FM subcarrier technology with 1.2 Kbps. DDJ's system is an upper compatible system of RDS, which makes it is easy for FM stations to set up the DDJ system. DDJ believes that approximately 95% of the car audio systems sold in Europe have the RDS decoder. Approximately 20 million car audio systems with RDS were sold in Europe in 1997. To start from this market is the first step to set up the DDJ FM DataCasting Infrastructure.

         Background of European Radio Industry with RDS (Radio Data System). DDJ management believes that many FM broadcasting companies and FM stations will want to introduce the DDJ system as an additional compatible system of RDS, which already covers major European countries; however, numerous on-line and advertising companies are also seeking to provide enhancements and additional services to stations.

         Issue of FM Broadcasting Companies. Each country has FM broadcasting companies that have great access to radio stations and have nation-wide networks of FM stations. Currently, some FM broadcasting companies face de-regulation for their country policy. Many FM broadcasting companies would like to start new services to FM stations since they want to retain their control power over FM stations. They face losing their power to FM stations.

         Strategy for the FM Radio Industry. DDJ plans to license the entire DRIS (DDJ Radio Information System) for FM Stations to implement High Speed Data Broadcasting Services. DDJ Management believes that FM stations will then be able to provide attractive contents to listeners and will generate additional advertising revenue in today's lucrative, but competitive, market, as measured by higher ratings and audience shares.

         Positioning of DDJ: Solution Provider for Stations During Multi-Media Era. Although radio-advertising revenue has been growing the last few years, the emergence of new media sources such as on-line services, pagers, PDAs and TV shopping networks have made radio vulnerable to decreases in audience and advertising revenues.

         DDJ will attempt to position itself as the "Solution Provider" for FM radio stations to solve this problem. To be the "Solution Provider," DDJ plans to be the "Advanced System Integrator" and a "Value Added information Provider." As a system integrator, DDJ plans to set up the total system, including hardware and software, for each station to implement DDJ FM Data Cast Services. At the same time, DDJ and/or its Licensees plans to function as an information provider by offering the DDJ database, which will include a variety of updated information such as music and event information, sports news, traffic information, advertising information and more. In this way, the radio stations will not need to spend time or money to generate or acquire all the information. A radio station simply has to access the DDJ database to subscribe to format specific information through the DDJ system network.

         Initial research conducted by DDJ shows that radio stations perceive that DDJ's "FM DataCast System" could add significant value for advertisers when receiver penetration exceeds 15-20% in that market. Some radio stations estimate that they could increase their current advertising rates substantially with the added value and increased audience. Although FM subcarrier services exist, DDJ believes that it is the only company offering the radio industry an opportunity to generate additional income through value-added advertising and increased audience listening. In addition, DDJ believes it will be in the unique position of helping the radio industry compete against new media trends and technologies.

         DDJ understands that the radio industry is very cost conscious. No radio station wants to pay for the expensive equipment and incremental operational costs to start new services. DDJ believes it has addressed this issue in a way that no other mobile information service using the FM frequencies has. As designed, the DDJ system is easy to operate and offers significantly low start-up costs for this type of attractive information services. DDJ would be the "Value Added Solution Provider" to the radio stations that want to generate new revenue streams with the subcarriers while enhancing their relationship with their core listeners.

         Regulation
         ----------

         All aspects of DDJ's system, which relies on radio airwaves, will be subject to FCC regulation in the United States and/or similar international regulations where they exist in markets overseas. Typically this is heavy regulation, but it will be handled by FM stations and other users of DDJ's systems and equipment.

         Competition
         -----------

         In the broadcasting area, Digital Audio Broadcasting (DAB) could be a prospective competitor. DDJ believes that the technology employed by the full digital broadcasting system of DAB, is excellent. However, broadcasting companies are required to make a huge investment to shift their equipment from analog to full digital. Moreover, receivers for DAB in Europe cost approximately $1,500 per unit. DDJ believes that, in Europe, customers would not pay to listen to CD quality radio since they are satisfied with the conventional, and free, FM stereo sound. On the other hand, in European communities, broadcasters are planning to continue the conventional FM broadcasting services for the next 15 to 20 years. Therefore, DDJ believes it will be able to enjoy long-term business opportunities. When DAB enters the market, DDJ, together with major manufacturing companies, will introduce the DDJ and DAB compatible (dual mode) receiver unit so that customers can enjoy both DDJ and DAB at the same time. In this way, DDJ believes it will be able to take full advantage of then existing marketing power in order to enjoy a smooth transition of its DDJ business base toward DAB.

NO LEGAL OPINIONS OR TAX RULING

         The proposed reorganization with DDJ is intended to qualify as a tax-free reorganization under section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. If the reorganization qualifies as a tax-free reorganization, no gain or loss will be recognized for income tax purposes by either the Company or DDJ as a result of the reorganization. However, neither the Company nor DDJ has requested a tax ruling from the Internal Revenue Service or an opinion of legal counsel with respect to the reorganization. Accordingly, no assurance can be given that the reorganization will qualify as a tax-free reorganization.

         The shares of the Company's common stock to be issued to the shareholders of DDJ will not be registered under the Securities Act of 1933 (the "Securities Act"), as amended, in reliance on the exemptions from such registration requirements provided by sections 3(b) and 4(2) thereof for certain small offerings and for transactions not involving a public offering. In order to claim the availability of such exemptions, the DDJ shareholders may need to make certain representations to the Company with respect to their acquisition of the Company's shares, such shares will be restricted securities within the meaning of the Securities Act, and the certificates evidencing such shares will bear appropriate legends restricting their subsequent resale in the absence of registration under the Securities Act or the availability of an exemption therefrom. Neither the Company nor DDJ has received an opinion of counsel with regard to the availability of such exemption, and no assurance can be given that the Securities and Exchange Commission and/or the securities administrators of certain states would concur that the exemptions are available.

FINANCIAL INFORMATION OF DDJ

         DDJ is a development stage company, and has incurred substantial expenses in the start- up stage in developing its business. At September 30, 1998, DDJ had total assets, on an unaudited basis of approximately $779,000; total liabilities of approximately $4,700,000 (unaudited); and a shareholders' deficit of approximately $3,921,000. During the year ended September 30, 1998, DDJ had a net loss of approximately $7,763,000 (unaudited). More detailed unaudited financial statements and other financial information will be available for inspection at the Special Meeting.

DISSENTER'S RIGHTS

         Any shareholder of the Company who properly dissents from approval of the Agreement may elect to be paid the fair value of such shares, plus interest (exclusive of any element of value arising from the expectation or accomplishment of the reorganization), as described below, provided that the dissenting shareholder complies with the requirements of Section 92A.300 through 92A.500, of the Nevada Revised Statutes (the "Dissenter's Statute"). Any holder of the Company's common stock seeking to exercise such right must follow the procedure specified in NRS Section 92A.300 through 92A.500, and the following description of that procedure is qualified in its entirety by express reference to the full text of this statute which is attached as Exhibit "A" to this Proxy Statement.

         A holder of shares of the Company's common stock electing to exercise his right to receive the fair value of such shares under the Dissenter's Statute, must (a) deliver to the Company before the Special Meeting, a written demand for payment for his or her shares if the proposed reorganization is effectuated; and (b) not vote his shares in favor of the reorganization. A failure to vote will satisfy this condition, but voting in person or by proxy in favor of the Agreement will nullify such holder's right for payment even if such holder has filed a written demand for payment.

         Within 10 days after the approval of the Agreement, the Company must provide written notice of the effectiveness of the reorganization to all holders of record of common stock who have filed with the Company a written demand for payment. Such notice must (a) state where the demand for payment must be sent; and where any other certificates, if any, for shares must be deposited; (b) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the proposed reorganization and requires the person asserting dissenter's rights to certify whether or not he acquired beneficial ownership of the shares before that date;
(c) set a date by which the Company must receive a demand for payment from the dissenting shareholder, which may not be less than thirty (30), nor more than sixty (60) days after the notice is delivered; and (d) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. A stockholder to whom such notice is sent must (a) demand payment for his or her shares; (b) certify whether he or she acquired ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and (c) deposit his or her certificates, if any, in accordance with the terms of the notice. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, will not be entitled to payment for his shares.

         Within 30 days after receipt of a demand for payment, the Company shall pay each dissenter who complied with the demand described above, the amount the Company estimates to be the fair value of this shares, plus accrued interest. The obligation of the Company under this subsection may be enforced by the district court of the county where the Company's registered office is located, or at the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The payment must be accompanied by (a) the Company's balance sheet as of the end of a fiscal year ending not more the 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any; (b) a statement of the Company's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the dissenter's rights to demand payment; and (e) a copy of NRS 92A.300 to 92A.500, inclusive.

         If a demand for payment remains unsettled, the Company shall commence a proceeding within 60 days after receiving the demand and petition the Court to determine the fair value of the shares accrued interest. If the Company does not commence the proceeding with the 60 day period, it shall pay each dissenter who demand remains unsettled the amount demanded. The Company shall commence the proceeding in the district court of the county where its registered office is located. If the Company is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. The Company shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the Petition. Nonresidents may be served be registered or certified mail or by publications as provided by law. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive.

The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings. Each dissenter who is made a party to the proceeding is entitled to a judgment: (a) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Company; or (b) for the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to NRS 92A.470. The court in a proceeding to determine fair value shall also determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the Company, except that the court may assess costs against all or some for the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

REASONS FOR THE REORGANIZATION AND SPECIAL FACTORS

         Management of the Company believes that the proposed reorganization is warranted based on the potential of its product(s), and the strong management team of DDJ. Management is impressed with the business plan and prospectus of DDJ, and believes that the management team that has been assembled has the necessary qualifications and capabilities to successfully develop and market DDJ's products. However, DDJ is in the development stage, and the reorganization must be recognized as a speculative transaction. The success of the Company cannot be assured, and will depend entirely on the ability of management of DDJ to successfully complete the development and marketing of DDJ's products and services.

         The Company's limited funds and its lack of full-time management have made it impracticable to conduct a complete and exhaustive investigation and evaluation of DDJ, and the preliminary decision to undertake a reorganization with DDJ has been made without any feasibility studies, independent analyses, market surveys, or fairness opinions which may have been otherwise desirable if the Company had more funds available to it. Accordingly, shareholders are urged to make their own independent evaluations of the proposed reorganization prior to voting on the proposals to be considered at the Special Meeting.

VOTE REQUIRED

         Members of the board of directors and certain shareholders, who hold in the aggregate in excess of 50% of the issued and outstanding shares of common stock of the Company, have indicated their intention to vote in favor of the Agreement and the transactions contemplated thereby. Accordingly, the vote of these persons is sufficient to ensure the approval of the Agreement and the transactions contemplated thereby.

         The affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve the proposed reorganization with DDJ. The Board of Directors recommends a vote "FOR" the proposal.

--------------------------------------------------------------------------------
               PROPOSED AMENDMENT OF THE ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

GENERAL

         The shareholders of the Company are being asked to consider and approve a proposed amendment to the Articles of Incorporation of the Company, to change the name of the Company to "Digital DJ, Inc.," or some derivation thereof as may be determined by the Board of Directors.

         As discussed under "PROPOSED REORGANIZATION," subject to the approval of the matters described in this Proxy Statement, it is the Company's intention to change its business direction to the business of DDJ. It is presently contemplated that these business operations will be conducted under the name "Digital DJ, Inc.," or a name similar thereto. Management is of the opinion that the proposed new name of the Company is more readily identifiable with the Company's proposed business operations following the completion of the reorganization with DDJ.

VOTE REQUIRED

         Members of the board of directors and certain shareholders, who hold in the aggregate in excess of 50% of the issued and outstanding shares of common stock of the Company, have indicated their intention to vote in favor of the amendment to the Articles of Incorporation. Accordingly, the vote of these persons is sufficient to ensure the approval of this proposal.

         The affirmative vote of a majority of the outstanding shares of the Company is required to approve the above proposal. Management recommends that the shareholders vote "FOR" the proposal.

--------------------------------------------------------------------------------
                           PROPOSAL TO ELECT DIRECTORS
--------------------------------------------------------------------------------

         In connection with the Agreement with DDJ, the Directors of the Company have nominated Yasuhiko Ohmori, Tsutomu Takahisa, and Koyo Hasegawa, designees of DDJ, for election as Directors of the Company, to serve for a term of one year or until their successors are duly elected and qualified.

         Certain biographical information regarding each of these individuals is set forth below.

YASUHIKO OHMORI
---------------


         Mr. Ohmori is the Chairman and CEO of Ohmori Management Advisory Office Corporation in Tokyo. Mr. Ohmori's experience includes positions as Chairman and CEO at Softbank Corporation, Japan's largest computer software distribution company; Executive Vice President at Secom Company, the unsurpassed provider of computerized commercial and residential security network systems in Japan; and General Manager of the Corporate Finance Department at Nomura Securities Company the largest investment banking firm in Japan. Mr. Ohmori also holds positions as a Director of MITI (Ministry of International Trad and Industry) Industrial Structure Council and the Japan Microcomputer Club.

TSUTOMU TAKAHISA
----------------

         As the founder who developed the concept of Digital DJ, Mr. Takahisa is the driving force behind the corporation and the vital link between the manufacturers in Japan and the United States. He obtained a Masters of Business Administration from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Takahisa's work experience includes a position as Assistant to the Senior General Manager at Canon's New Enterprises Division, where he managed the research and development, design strategies and marketing of their Optical Memory Card Systems.

KOYO HASEGAWA
-------------

         Mr. Hasegawa joined the company as an executive responsible for the research and development of Digital DJ's core technology and coordination with worldwide manufacturers. As the manager for major new technology research and development functions at Canon Central Research Center and Hitachi Magnet Material Research Laboratory. Mr. Hasegawa holds a Masters Degree in Electrical Engineering from Nippon University.

VOTE REQUIRED

         Members of the board of directors and certain shareholders, who hold in the aggregate in excess of 50% of the issued and outstanding shares of common stock of the Company, have indicated their intention to vote in favor of the election of the nominees. Accordingly, the vote of these persons is sufficient to ensure the approval of this proposal.

         The  affirmative  vote of a majority of the  outstanding  shares of the
Company  is  required  to  elect  the  Directors  nominated  above.   Management
recommends a vote "FOR" the election of the nominees.

--------------------------------------------------------------------------------
                              CERTAIN TRANSACTIONS
--------------------------------------------------------------------------------

         In February, 1999, the Company sold a total of 200,000 post-split restricted shares of common stock to Lawrence Grobstein, Secretary/Treasurer and a director, for the sum of $10,000. This stock was sold to provide the Company with necessary operating capital to perform administrative tasks and continue business.

         In February, 1999, the Company issued a total of 5,000 shares each to Lawrence Sapperstein, President and director, and Anthony Adimey, a director, for services rendered on behalf of the Company.

         In December, 1997, the Company authorized the issuance of a total of 171,199 shares of post-split restricted common stock to Kirby Cochran, Roger Lund and James C. Lewis, legal counsel, for services rendered in connection with efforts to reactivate the Company and cash having a total value of $17,120, as follows: Kirby Cochran - 80,000 shares; Roger Lund - 51,199 shares; and James C. Lewis - 40,000 shares.

         None of the transactions described above can be considered to be the result of arms' length negotiations. All of the share figures described above give effect to a 1-for-100 reverse split authorized by the Company's shareholders in August, 1998.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

         Additional information regarding the matters to be acted on by the shareholders, including copies of the Agreement with DDJ, and the proposed Amendment to the Articles of Incorporation, will be available at the Special Meeting. Additional information regarding the matters to be voted on by the shareholders may be available at the Special Meeting. Consequently, shareholders are urged to attend the Special Meeting in person.

         In addition to the above information, attached to this Proxy Statement are the unaudited financial statements of the Company for the nine months ended September 30, 1999. The Company's audited financial statements for the year ended December 31, 1998, and other financial information, will be available at the Special Meeting.

--------------------------------------------------------------------------------
                                  OTHER MATTERS
--------------------------------------------------------------------------------

         Management of the Company knows of no other matters that are likely to be brought before the Special Meeting. If any other matters are brought before the Special Meeting, such matters will be properly addressed and resolved, and the proxies will vote on such matters in accordance with their best judgement.

         DATED: November 10, 1999

                                           BREAKTHROUGH ELECTRONICS, INC.
                                           By Order of the Board of Directors


                                           By /s/ Lawrence Sapperstein
                                           ---------------------------
                                           Lawrence Sapperstein, President